SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934
                                (Amendment No. 4)

Filed by the Registrant                        [ ]

Filed by a party other than the Registrant     [X]

         Check the appropriate box:

[ ]      Preliminary Proxy Statement

[ ]      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

[ ]      Definitive Proxy Statement

[X]      Definitive Additional Materials

[ ]      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                       REAL ESTATE ASSOCIATES LIMITED III

                (Name of Registrant as Specified in Its Charter)

                              BOND PURCHASE, L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

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         0-11.

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                                 AMENDMENT NO. 6
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                             REAL ESTATE ASSOCIATES
                                   LIMITED III
                                       by
                              BOND PURCHASE, L.C.C.
                                  July 2, 2001

     Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"), hereby amends its Solicitation of Consents dated March 13, 2001, as amended (the "Solicitation"), by which Bond Purchase is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners"), of Real Estate Associates Limited III, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect New G.P., L.L.C., ("New G.P."), a Missouri limited liability company, as the new general partner of the Partnership. New G.P. is an affiliate of Bond Purchase. The election of New G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

     As indicated previously, we have received support from unitholders representing more than 50% of the outstanding units of REAL III on proposals 1 and 2 -- to remove NAPICO as the general partner and elect NEW G.P. as the new general partner. However, without the benefit of knowing how many unitholders may have inadvertently signed a revocation, we are continuing to solicit unitholders to increase our margin of support and have extended the solicitation period to July 31, 2001. Based on conversations with many unitholders, we believe we are very close to obtaining this margin of support. While reserving the right to extend further this solicitation for unforeseen extraordinary reasons, it is our intention that this solicitation will terminate on July 31, 2001.

     In addition, as a further step to taking immediate, positive steps toward liquidating the Partnership, we have decided to move up the date by which we earlier indicated that we would attempt to liquidate the Partnership from January 1, 2006. As a result, we intend to obtain the Limited Partners' consent to amend the Partnership Agreement to provide that the Partnership be liquidated on or before December 31, 2004 (the Partnership Agreement currently provides that the Partnership does not have to be liquidated until the year 2032);

     As provided above, the solicitation of Consents is hereby extended to 11:59 p.m. Central Standard Time on the earlier to occur of the following dates (the "Expiration Date"): (i) July 31, 2001 or such later date to which Bond Purchase determines to extend the solicitation, and (ii) the date the required Consents are received. Bond Purchase reserves the right to extend this solicitation of Consents on a daily basis or for such period or periods as it may determine in its sole discretion from time to time. Any such extension will be followed as promptly as practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Bond Purchase will remain effective, unless validly revoked prior to the Expiration Date.

     The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated March 13, 2001, as amended, and the accompanying form of Consent. This Amendment No. 6 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about July 2, 2001.

CONSENTS SHOULD BE DELIVERED TO BOND PURCHASE AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. CENTRAL STANDARD TIME ON THURSDAY, JULY 31, 2001, UNLESS EXTENDED.

                               (Form of Consent)
                       Real Estate Associates Limited III
              a California Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

          THIS CONSENT IS SOLICITED ON BEHALF OF BOND PURCHASE, L.L.C.

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH
MATTER.  THIS  CONSENT  IS  VALID  FROM THE DATE OF ITS  EXECUTION  UNLESS  DULY
REVOKED.

The undersigned has received the Consent Solicitation Statement dated March 13, 2001 as amended July 2, 2001, ("Consent Solicitation Statement") by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase."), seeking the approval by written consent of the following proposals:

(1)  the  removal  of  the  current  general  partners,   National   Partnership
Investments Corp., a California corporation and Coast Housing Investments Associates, a California limited partnership; and

(2) the continuation of the Partnership and the election of New G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond Purchase, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

            Proposal                            FOR       AGAINST       ABSTAIN

1. Removal of General Partners                  [ ]         [ ]           [ ]

2. Continuation of the Partnership  and         [ ]         [ ]           [ ]
   election of new general partner,  New G.P.

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)


                                            Dated: _______________________, 2001
                                                 (Important - please fill in)
[Limited Partner Name,
address and units held]
                              ___________________________________Signature/Title

                              ___________________________________Signature/Title

                              __________________________________Telephone Number